

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Chad Allen
Chief Financial Officer
Northern Oil & Gas, Inc.
4350 Baker Road
Suite 400
Minnetonka , Minnesota 55343

> **Re: Northern Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-33999**

Dear Chad Allen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation